September 23, 2008

Via EDGAR

Ms. Sonia Barros

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Re:	Accentia Biopharmaceuticals, Inc.

Registration Statement on Form S-3 Filed July 3, 2008, as amended.

File No. 333-152148

Dear Ms. Barros:

On behalf of Accentia Biopharmaceuticals, Inc. (the “Company”), we submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), this letter pertaining to the registration statement on Form S-3 of the Company, File No. 333-152148 (the “Registration Statement”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. on Wednesday, September 24, 2008, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; an

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact the undersigned or David Selengut, Esq. at 212-370-1300.

Very truly yours,

/s/ Alan M. Pearce
Alan M. Pearce
Chief Financial Officer
Accentia Biopharmaceuticals, Inc.

Cc:	Francis E. O’Donnell, Jr., M.D.

Barry I. Grossman, Esq.